SERVICE AGREEMENT

By and Between

GERBER SCIENTIFIC UK LTD.

and

F. DAVID JONES

EVERSHEDS Solicitors

11 –12 Queen Square

Bristol BS1 4NT

Ref: 3/AB

THIS AGREEMENT is made as of the 18th day of July, 2001.

PARTIES:

Gerber Scientific UK Ltd., whose registered office is at 1600 Park Avenue, Aztec West, Almondsbury, Bristol BS32 4UA, South Gloucestershire, UK ("the Company"); and,

F. David Jones, of 1 Moor Park Gardens, Coombe Hill, Kingston upon Thames, Surrey KT27UD (the "Executive").

OPERATIVE PROVISIONS

1.   Interpretation:

1.1   In this Agreement the following expressions shall have the following meanings:

"Commencement Date" shall mean the date of this Agreement;

"Board" shall mean the board of directors of the Company as from time to time constituted;

"Customer" shall mean any person, firm, company or other organisation whatsoever to whom the Company, or any Group Company has supplied goods or services;

"Gerber" shall mean Gerber Scientific, Inc. of South Windsor, Connecticut, USA (references to Gerber shall be applicable only for so long as Gerber controls, directly or indirectly, more than 50% of the shares of the Company);

"Group Company" shall mean any company which is a holding company, group company, associated company or subsidiary of the Company (as such expressions are defined in the Companies Acts and the Income and Corporation Taxes Act 1988);

"Relevant Business" shall mean any business carried on by the Company or any Group Company or Gerber during the Relevant Period and at the Termination Date;

"Relevant Period" shall mean the period of one (1) year prior to the Termination Date;

"Review Date" shall mean July 1 in each calendar year or at such other time(s) as the Management Development and Compensation Committee of the Board of Directors of Gerber shall determine.

"Termination Date" shall mean the date upon which the Executive's employment with the Company terminates.

1.2   References to statutory provisions shall be construed as references to the provisions as respectively amended or re-enacted or the provisions by which they have been replaced (whether on or after the date of this Agreement) and shall include any provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation made from time to time under the statute concerned.

2.   Engagement and Term

2.1   The Company hereby engages the services of the Executive and the Executive accepts the engagement by the Company as Group Managing Director upon the terms set out in this Agreement commencing on the Commencement Date and continuing unless and until terminated by the Executive on three (3) months written notice or by the Company or Senior Management of Gerber on written notice, the duration of which shall be the longer of twelve (12) months or the severance period and benefits for a Senior Vice President of Gerber under any applicable written policy of Gerber. Any notice of termination by the Company or Senior Management of Gerber to the Executive in accordance with the foregoing shall be deemed satisfied and offset to the extent the Executive receives payment(s) of the salary to be earned by Executive in such notice period. For the purposes of the foregoing, "salary" shall be at the then current rate payable without taking into account any bonus, stock options, pension contributions or benefits in kind, and shall be subject to deductions for income tax and national insurance contributions, as appropriate. The Executive will not, under any circumstances, have any right to elect payment in lieu of notice.

2.2   For the purposes of the Employment Rights Act of 1996, the Executive's period of continuous employment commenced on 26 October 1998.

3.   Duties of the Executive

3.1   The Executive shall at all times during the period of this Agreement:

(a)   perform such duties and exercise such powers in relation to the business of the Company or any Group Company as may from time to time be assigned to or vested in him by the Board or Senior Management of Gerber;

(b)   conform to and comply with any reasonable directions and regulations made by the Board and/or the board of any Group Company or Senior Management of Gerber;

(c)   perform such services for any Group Company without further remuneration (except as otherwise agreed in prior in writing);

(d)   accept such offices in the Company or such Group Company as the Board or Senior Management of Gerber may require;

(e)   well and faithfully serve the Company, any relevant Group Company, and Gerber (where applicable), to the utmost of his ability;

(f)   use his best endeavours to promote the Company's or any Group Company's and Gerber's interests and welfare, unless prevented by accident or ill-health; and,

(g)   devote the whole of his time, attention, and abilities to those duties of his appointment during the normal working hours of the Company or any Group Company and (for no further remuneration) during such additional hours as shall be reasonably necessary for the proper performance of those duties.

3.2   The Executive shall furthermore at all times:

(a)   keep the Board and Senior Management of Gerber promptly and fully informed (in writing if so requested) of the conduct of the business or affairs of the Company and any Group Company and provide such explanations as the Board and Senior Management of Gerber may require in connection with such business or affairs;

(b)   comply with all Company, Group Company, and Gerber rules, regulations, and policies from time to time in force; and,

(c)   give to the Board, the Company's auditors from time to time appointed, and Gerber all such information, explanation, data, and assistance as may be required in connection with the business of the Company, any Group Company and Gerber.

4.   Place of Work

The Executive shall perform the duties of his appointment at the Company's principal place of business in the United Kingdom, namely its registered office at 1600 Park Avenue, Aztec West, Almondsbury, Bristol BS32 4UA , and also from time to time on a temporary basis and at the request of the Board, at such other place or places. If the Board requires the Executive to work permanently at a place which necessitates a move from his address at that time, any such change will only be effected after reasonable consultation and agreement with the Executive and Senior Management of Gerber, and the Company will reimburse the Executive such removal and other expenses incidental to such a change of residence as are reasonably incurred by him.

5.   Dealings in Securities

The Executive shall at all times comply with the policies of Gerber and the laws, rules and regulations of the United States and the U.S. Securities and Exchange Commission (SEC) with respect to matters pertaining to financial and other reporting requirements and the purchase and sale of shares of Gerber by any executive of Gerber.

6.   Salary

6.1   The Company shall pay the Executive during the term of his engagement a gross salary of £200,000 pounds per annum (the "Salary"), which shall accrue from day to day and be payable in equal monthly installments in arrears by the last day of each calendar month (or such other date as the Company shall determine). The Executive's Salary shall be reviewed by the Management Development and Compensation Committee of the Board of Directors of Gerber on the Review Date or such other date as that Committee decides and the decision upon such review shall be at the complete discretion of that Committee.

6.2   If the Executive shall be required to carry out any duties or exercise any powers in relation to any Group Company, a proper proportion of his remuneration for the performance of such duties may be paid by such Group Company and payment of such remuneration by such Group Company shall be accepted by the Executive pro tanto in satisfaction of the obligation of the Company to remunerate him under this Agreement.

7.   Bonus Schemes and Share Schemes

At the absolute discretion of the Management Development and Compensation Committee of the Board of Directors of Gerber, the Executive may be eligible to participate in such bonus schemes, stock option and other stock programs for executives of comparable status within the Gerber group of companies.

8.   Pensions

8.1   During the course of the Executive's engagement and in addition to his remuneration, the Company shall pay or procure the payment into a pension scheme (approved by the Inland Revenue) of the Executive's choice, or alternatively, if the Executive is a member of the Company's Occupational Pension Scheme, the Company shall pay or procure payment on behalf of the Executive into the Company's Occupational Pension Scheme, a sum equivalent to ten percent (10%) of the Salary, such payments to be calculated on a daily basis from the Commencement Date so that in the event of the termination of the Executive's employment for any reason whatsoever before an anniversary of the Commencement Date the amount of such payments shall be reduced pro rata.

8.2   The Company does not hold a "contracting out" certificate in relation to the State Earnings Related Pension Scheme applicable to the Executive's employment.

9.   Insurance Benefits

9.1   During the course of the Executive's engagement hereunder the Company shall provide or procure private medical insurance membership for the Executive, his wife, and his dependant children under the age of 21 years, at a scale to be determined by the Board, in writing, from time to time. The Company shall pay all contributions in respect of such membership.

9.2   During the course of the Executive's engagement hereunder, the Company shall provide or procure life assurance cover for the Executive at a level equal to four (4) times the Salary or at such other level as the Board shall determine from time to time, the premium for which shall be paid by the Company.

9.3   The Executive shall be entitled to be covered by a Permanent Health Insurance Scheme, the premium for which shall be paid by the Company, to provide assistance in the event of permanent disability preventing the Executive from working at such level as the Board shall determine from time to time.

10. Sickness

10.1   Subject to the right of the Company to terminate this Agreement as set out in Clause 13.1 to this Agreement or otherwise, the Executive shall, notwithstanding illness or other incapacity beyond his control as a result of which he is unable to perform his duties under this Agreement, remain entitled to receive the Salary in full for the continuous period of six (6) months absence, subject to:

(a)   compliance with any procedures relating to sickness notification, statutory sick pay, and self-certification to cover absence from work due to sickness or other incapacity and to the provision of medical certificates and/or undergoing a medical examination by a doctor appointed by the Company;

(b)   deduction (at the discretion of the Board or Senior Management of Gerber) from the Salary of an amount or amounts equal to any state sickness benefit or statutory sick pay to which the Executive is entitled; and,

(c)   a deduction (at the discretion of the Board or Senior Management of Gerber) from the Salary of an amount or amounts equal to any payment made to the Executive under any health insurance arrangements effected from time to time by the Company on his behalf.

10.2   For Statutory Sick Pay purposes, the Executive's qualifying days shall be his normal working days.

10.3   If the Executive's absence is occasioned by actionable negligence of a third party in respect of which damages are or may be recoverable, all sums paid by the Company to the Executive during such period of absence shall constitute loans to the Executive, who shall forthwith notify the Company and Senior Management of Gerber of the relevant circumstances and particulars of any claims, compromise, settlement, or judgement made or awarded and shall, if the Company and Senior Management of Gerber shall require, refund to the Company such sum as the Company may determine not exceeding the lesser of the amount of damages recovered by him under such compromise, settlement, or judgement and/or the sums advanced to him in respect of the period of incapacity.

11. Travel/Expenses

11.1   In accordance with Clause 4, the Executive shall in the performance of his duties, work and travel to such places (whether inside or outside the United Kingdom) and on such occasions as the Board and/or Senior Management of Gerber may from time to time reasonably require.

11.2   The Company shall, upon the production of such vouchers, invoices, or other appropriate documents as it is reasonably practicable for the Executive to provide, reimburse the Executive all reasonable travelling, hotel, entertainment, and other expenses properly incurred by him in or about the performance of his duties under this Agreement. The Executive will be reimbursed for business mileage in his own private car at the current rate specified by the Company from time to time.

11.3   Should the Board temporarily require the Executive to perform his duties other than at the Company's headquarters in Almondsbury, Bristol, without the Executive moving his home, the Company shall reimburse him for all reasonable travelling and accommodation and such other expenses properly incurred by him in the performance of such duties.

11.4   During the Executive's term of Employment, the Company shall provide and bear the costs of installation of a telephone line and telephone for business use only at the Executive's home and shall pay the costs of all telephone charges and business calls in respect of that line, including VAT, where applicable.

12. Holidays

12.1   The Executive shall be entitled to twenty-five (25) working days holiday (in addition to the usual public or statutory holidays) in each calendar year commencing on 1st January in each year, to be taken in such period and at such times as the Board shall reasonably require having regard to the requirements of the Company's business.

12.2   On termination of the Executive's engagement (howsoever occasioned), if the Executive has taken more or less than his annual holiday entitlement, an appropriate adjustment shall be made to any payment of the Salary or benefits from the Company to the Executive.

12.3   Unless the prior written consent of Senior Management of Gerber is obtained by the Executive, untaken holiday entitlement for any one calendar year may not be carried forward to any subsequent year and no payment in lieu shall be made for accrued but untaken holiday upon termination of the Agreement.

13. Termination of Engagement

13.1   The Board or Senior Management of Gerber may dismiss the Executive without prior notice or pay in lieu (and the Executive will not be entitled to compensation or damages in view of the Board) if:

(a)   the Executive commits any material breach or (after warning) any repeated or continued breach of his obligations hereunder or is guilty of conduct tending to bring himself or the Company or any Group Company or Gerber into disrepute;

(b)   the Executive commits any criminal offence other than a minor motoring offence;

(c)   the Board or Senior Management of Gerber reasonably believes that the Executive is guilty of gross misconduct or gross negligence or in the opinion of the Board or Senior Management of Gerber, is incompetent in the performance of his duties;

(d)   the Executive is unable to fulfill his duties hereunder through illness or other incapacity for a continuous period exceeding three (3) months in any consecutive period of twelve (12) months, provided always that the Board or Senior Management of Gerber shall use its best endeavours to ensure that dismissal in these circumstances shall not "break service" for the purposes any permanent health insurance policy from time to time in force;

(e)   the Executive becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or makes any arrangement or composition with his creditors generally or the equivalent under any other jurisdiction;

(f)   the Executive becomes of unsound mind or a patient within the meaning of any statute relating to mental health;

(g)   the Executive, other than at the request of the Board or Senior Management of Gerber and other than by retirement by rotation pursuant to the Articles of Association of the Company followed by re-election, or following a unanimous vote of a general meeting of the Company removing him from office, resigns as a director of the Company or any Group Company other than in circumstances contained in Clause 14.2;

(h)   the Executive, in the reasonable opinion of the Board or Senior Management of Gerber, has willfully violated any law or regulation, which subjects the Company to material liability;

(i)   the Executive has been disqualified or, in the reasonable opinion of the Board or Senior Management of Gerber, is liable to be disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or otherwise;

13.2   The termination by the Company or by Senior Management of Gerber of the Executive's engagement (howsoever occasioned) shall be without prejudice to any claim which the Company may have for damages arising from breach of this Agreement by the Executive.

13.3   If the Executive is required to vacate his office as a director of the Company and/or any Group Company by virtue of any provision of the Articles of Association of the Company provided always this does not arise as a result of any breach of Clause 13.1 hereof, the Company or Senior Management of Gerber may terminate this Agreement.

13.4   Notwithstanding any other terms in the Agreement, the Executive shall retire at the normal retirement age (the "Retirement Age"), whereupon this Agreement shall terminate.

13.5   *Other Agreements and Severance Policies.* In the event the Executive enters into any other written agreement with the Company or any Group Company and/or with Gerber which provides for the payment of compensation and benefits to the Executive as a result of termination of employment, or the Executive is, in the discretion of the Board of Directors of Gerber or Senior Management of Gerber eligible for other termination of employment compensation and benefits pursuant to a policy of the Company or a policy of Gerber, all such compensation and benefits shall be in lieu of and not in addition to the equivalent amount of any compensation and benefits due to the Executive under this Agreement including, without limitation, compensation and benefits in lieu of notice of termination of employment.

13.6   Upon termination of the Executive's employment (howsoever occasioned) the Executive's rights under any Gerber stock option or other stock program shall be governed solely by the terms of such plan and applicable agreement(s) relating thereto. Further, no compensation or other benefits payable to the Executive as a result of termination of employment shall encompass any prospective right or benefit under any stock option or other stock plan including, without limitation, benefits resulting from future vesting of rights under any such plans or benefits with respect to future awards to which the Executive might be entitled under such plans.

13.7   Once notice of termination has been given by either side, the Company or Senior Management of Gerber may at any time and for any period require the Executive to cease performing his job and/or exclude him from entering any of the Company's premises. During any such period of leave, the Company will continue to pay the Salary and provide all benefits provided for in this contract.

14. Resignation of Directorships and Other Offices

14.1   The Executive shall not during his engagement other than in circumstances provided at Clause 13.1 , resign from office as a director of the Company and/or any Group Company. If he purports to do so without the consent or concurrence of the Board and Senior Management of Gerber, he will be deemed to have committed a material breach of this Agreement thereby entitling the Board or Senior Management of Gerber to terminate his employment pursuant to Clause 13.1(g) or, at the absolute discretion of Senior Management of Gerber, to treat such resignation as notice of termination given by the Executive to the Company pursuant to Clause 2.1 and to suspend the Executive pursuant to Clause 13.7.

14.2   The Executive shall be required upon written request of the Board or Senior Management of Gerber on termination of his engagement howsoever occasioned or upon a notice of termination being served by either party (whichever is earlier) (the "Written Request"), to give written notice resigning with immediate effect as a director or trustee or from any other office he may hold from time to time with the Company and/or any Group Company or arising from his engagement by the Company and/or any Group Company without any further compensation.

14.3   If such notice as is referred to in Clause 14.2 has not been received by the Company or such Group Company and Senior Management of Gerber within seven (7) days of the Written Request, upon instruction(s) from Senior Management of Gerber, the Secretary of the Company from time to time is hereby authorised to appoint any person in the Executive's name and on his behalf to execute any documents and to do all acts necessary to effect the Executive's resignation as set out in Clause 14.2.

15.   Inventions and Improvement

15.1   It shall be part of the normal duties of the Executive at all times to consider in what manner and by what new methods any devices, products, services, processes, equipment or systems of the Company and each Group Company might be improved and promptly to give to the Board and Senior Management of Gerber full details of any invention, discovery, design, improvement or other matter or work whatsoever in relation thereto (the "Inventions") which he may from time to time make or discover during his engagement hereunder and to further the interests of the Company with regard thereto. The Executive hereby acknowledges and agrees that the sole ownership of the Inventions and all proprietary rights therein discovered or made by him (whether alone or jointly with others) at any time during his engagement hereunder shall (subject to any contrary provisions of the Patents Act 1977 and the Copyright Design and Patents Act 1988 and to any rights of a joint inventor thereof) belong free of charge and exclusively to the Company or as it may direct, provided that the provisions of this Clause will not apply to any material produced by the Executive which is not produced in the normal course of his duties and which do not relate to the improvement of the Company's or any Group Company's or Gerber's interests.

15.2   Subject to Clause 16.1 all records, documents, papers (including all copies and summaries thereof), and copyright protected works made or acquired by the Executive in the course of his employment, together with all worldwide copyright and design rights in all the Inventions, shall be and remain the property of the Company.

15.3   For the avoidance of doubt, the Executive irrevocably and unconditionally waives all rights granted by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 that vests in the Executive the authorship of any copyright works in respect of the Inventions by the Executive in the course of his employment with the Company, or any Group Company, or Gerber including, without limitation, the right to be identified as the author of any such works the right not to have any such works subjected to derogatory treatment.

15.4   The Executive hereby agrees (at any time during his employment or thereafter and at the Company's expense) to do all such acts and things (including without limitation making application for letters patent) as the Board or Senior Management of Gerber may reasonably request to vest effectually any Invention (whether owned by the Company in accordance with Clause 15.1 or owned by the Executive) and any protection as to ownership or use (in any part of the world) of the same in the Company or in any Group Company or Gerber or as it may direct, jointly if necessary with any joint inventor thereof, and the Executive hereby irrevocably appoints the Company for the purposes aforesaid to be his attorney in his name and on his behalf to execute and do any such documents, acts and things aforesaid.

15.5   The Executive shall not knowingly do or omit to do anything which will or may have the result of imperilling any such protection aforesaid or any application thereof.

15.6   Should the Executive during his engagement hereunder make any Inventions that do not belong to the Company by reason of the Patents Act 1977 or otherwise, the Executive shall forthwith license or assign (as determined by the Company) to the Company all the Executive's rights in relation to such Invention and will deliver to the Company all documents and other materials relating thereto, whereupon the Company shall pay the Executive such compensation as is provided in Section 40 of the Patents Act 1977.

16. Confidential and Business Information

16.1   Upon the termination of the Executive's engagement (howsoever occasioned) the Executive (or, as appropriate, his personal representatives) shall forthwith deliver to the Company (without retaining copies of the same) all plans, designs, specifications, price lists, lists of customers and suppliers, correspondence, manuscripts, records (in whatever medium), documents, accounts and papers of any description, any other property of the Company or any Group Company or Gerber, notes, memoranda, records and writings made by the Executive relating to the business of the Company or any Group Company or Gerber within the possession or under the control of the Executive (or as appropriate his personal representatives) relating to the affairs and business of the Company or any Group Company or Gerber.

16.2   The Executive hereby undertakes to the Company (for itself and as trustee for each Group Company) that (save as expressly required by law) neither during the course of his employment (except in the proper performance of his duties) nor at any time after the termination of this Agreement howsoever occasioned, will he directly or indirectly: (a) use for his own purposes or those of any other person, company, business entity or other organisation whatsoever, or (b) disclose to any person, company, business entity or other organisation whatsoever, any trade secrets or confidential information relating or belonging to the Company or Group Company or Gerber, including but not limited to any such information relating to customers, customer lists or requirements, price lists or pricing structures, marketing and sales information, business plans or dealings, employees or officers, financial information and plans, designs, formulae, product lines, research activities, any document marked "confidential", or any information which the Executive has been told or is aware is confidential or which he might reasonably expect the Company or any Group Company or Gerber would regard as confidential, or any information which has been given to the Company or any Group Company or Gerber in confidence by customers, suppliers, or other persons and that he shall use his best endeavours to prevent the publication or disclosure of any information concerning such matters.

16.3   The obligations contained in Clause 16.2 shall cease to apply to any information or knowledge which may subsequently come into public domain after the termination of the Executive's employment other than by way of unauthorised disclosure.

16.4   The Executive shall only make such statements or enter into any communication with any representative of the press, television, radio or other media relating to any aspect of the business of the Company or any Group Company or Gerber as is or are necessary during the normal course of his duties hereunder and which accord with his obligations at Clause 3.2 hereof to promote the interests and welfare of the Company.

17. Restrictions after Termination of Employment

17.1   In this Clause:

"Prohibited Area" shall mean any country in which the Company or any Group Company shall, at the Termination Date, carry on or have determined to carry on business;

"Restricted Period" shall mean the period of 18 months commencing with the Termination Date; and,

"Termination Date" shall mean the date on which the Executive's employment shall terminate.

17.2   Since, in the course of the employment with the Company, the Executive is likely to obtain confidential information and personal knowledge of and influence over customers, clients, and employees of the Company, any Group Company, and Gerber, the Executive hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, he will be bound by the following covenants:

(a)   Executive will not without the prior written consent of Senior Management of Gerber during the Restricted Period and within the Prohibited Area be employed in any business which is or is about to be in competition with that business of the Company, a Group Company, or Gerber which is (i) being carried on by the Company, a Group Company, or Gerber at the Termination Date, and (ii) in which the Executive was directly concerned or connected at any time during the last twelve (12) months of his service with the Company. Provided, however, that this restriction shall not extend to any employment the performance of which could not involve the Executive in such competition.

(b)   Executive will not, without the prior written consent of Senior Management of Gerber during the Restricted Period and within the Prohibited Area carry on for his own account or for any other person, firm, or organisation (or be concerned as a director in any company engaged in) any business which is or is about to be in competition with that business of the Company, a Group Company, or Gerber which is (i) being carried on by the Company, a Group Company, or Gerber at the Termination Date, and (ii) in which the Executive was concerned or connected at any time during the last twelve (12) months of his service with the Company, provided that this restriction shall not extend to any activity the performance of which could not involve the Executive in such competition

(c)   Executive will not without the prior written consent of the Senior Management of Gerber during the Restricted Period and within the Prohibited Area, either on his own behalf or for any other person, firm or organisation, canvass or solicit or endeavour to canvass or solicit (whether on his own account or for any other person, firm or organisation) in competition with the Company, a Group Company, or Gerber, the business of any person, firm or company who, at any time during the last twelve (12) months of his service with the Company (i) was a customer or client of, or in the habit of dealing with, the Company, a Group Company, or Gerber, and (ii) also with whom the Executive was personally concerned.

17.3   The Executive agrees that:

(a)   each of the paragraphs contained in sub-clause 17.2 above constitute an entirely separate and independent covenant on his part, and the validity of one paragraph shall not be affected by the validity or unenforceability of another; and,

(b)   while restrictions imposed in this clause are considered by the parties to be reasonable in all the circumstances if any one or more of such restrictions (i) either taken by itself or themselves together is adjudged to go beyond what is reasonable in all the circumstances for the protections of the Company's or Gerber's legitimate interest; and (ii) would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted, or limited in a particular manner, then those restrictions shall apply with such deletions, restrictions, or limitations as the case may be.

17.4   The Executive agrees that having regard to the facts and matters set out above, the restrictive covenants contained in this Clause 17 of this Agreement are not only reasonable but are also necessary for the production of the business and confidential information of the Company and Gerber and he further agrees that having regard to those circumstances, those covenants do not work harshly upon him.

17.5   The Executive shall not at any time make any untrue or misleading statement in relation to the Company or any other member of the Group or Gerber and shall not, following the Termination Date, represent himself as being in any way connected with the business of the Company or that of any Group Company or Gerber (except to the extent agreed by such a company).

18. Notices

18.1   Any notice given or required hereunder may be served by personal delivery or facsimile transmission or by leaving the same at or by sending the same through the post addressed in the case of the Company, to its registered office from time to time, with a copy to Senior Management of Gerber, and in the case of the Executive, to his aforesaid address or if the Executive is engaged on business of the Company abroad, at such address as the Executive shall notify to the Company for this purpose.

18.2   Any notice sent by post shall be deemed to have been served twenty-four (24) hours after the time of posting by first class mail or forty-eight (48) hours in the case of a notice sent to an Executive abroad, and service thereof shall be sufficiently proved by proving that the notice was duly dispatched through the post in a pre-paid envelope addressed as aforesaid. Any notice sent by facsimile transmission shall be deemed served twenty-four (24) hours after the time when, in the ordinary course of transmission, it would have been received.

19. Extent and Subsistence of Agreement

19.1   This Agreement is in substitution for any previous contracts of employment between the Company or any Group Company or Gerber and the Executive, which shall be deemed to have been terminated by mutual agreement from the date hereof, and the Executive acknowledges and warrants that there are no agreements or arrangements whether written, oral, or implied between the Company or any Group Company or Gerber and the Executive relating to the engagement of the Executive other than those expressly set out in this Agreement and that he is not entering into this Agreement in reliance on any representation not expressly set out herein save the Executive shall be entitled to be indemnified by the Company in respect of any such liability as is mentioned in Article 118 of Table A of the Companies Act 1985 as incorporated into the Articles of Association of the Company.

19.2   The expiration or termination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect or are capable of operation or effect thereafter.

IN WITNESS whereof a duly authorised representative of the Company has executed this Agreement and the Executive has executed this Agreement as his Deed as of the Commencement Date of this Agreement.

Signed by:

Gerber Scientific UK Ltd.   **Executive**

By _____   By_____

Doris Skoch, A Director   F. David Jones